Exhibit 99.2

Triterras Schedules Business Update Call for Tuesday, January 5, 2021 at 10 a.m. ET

Singapore, December 16, 2020 – Triterras Inc. (“Triterras” or the “Company”) (NASDAQ: TRIT, TRITW), a leading fintech company for commodity trading and trade finance, has scheduled a conference call for Tuesday, January 5, 2021 at 10:00 a.m. Eastern time to provide a business and operational update.

Triterras management will host the presentation, followed by a question-and-answer period.

Date: Tuesday, January 5, 2021

Time: 10:00 a.m. Eastern time (7:00 a.m. Pacific time)

U.S. dial-in: (833) 540-1170

International dial-in: (346) 265-0410

Conference ID: 7785995

A live audio webcast of the conference call will be available in listen-only mode simultaneously and available for replay here and via the investor relations page of the company’s website here.

Please call the conference telephone number five minutes prior to the start time. An operator will register your name and organization.

A replay of the call will be available after 1:00 p.m. Eastern time on the same day through January 12, 2021.

U.S. replay dial-in: (855) 859-2056

International replay dial-in: (404) 537-3406

Replay ID: 7785995

About Triterras

Triterras is a leading fintech company focused on trade and trade finance. It launched and operates Kratos™—one of the world’s largest commodity trading and trade finance platforms that connects and enables commodity traders to trade and source capital from lenders directly online. For more information, please visit www.triterras.com or email us at contact@triterras.com.

Investor Relations Contacts:

Jim Groh, Triterras Inc.
Mobile: +1 (678) 237-7101

Email: ir@triterras.com

Gateway Investor Relations

Cody Slach and Matt Glover

(949) 574-3860

TRIT@gatewayir.com

Media Contacts:
Gregory Papajohn

Office of Corporate Communications

Triterras, Inc.

+1 (917) 287-3626

Email: press@triterras.com

Edmond Lococo, ICR Inc.
Mobile: +86 138-1079-1408
Email: Edmond.Lococo@icrinc.com